SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated May 14th, 2007

DUCATI MOTOR HOLDING S.P.A.
(Translation of Registrant’s Name into English)

Via Cavalieri Ducati, 3 Bologna 40132 ITALY
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  _X_      Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No     X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )
_____________
Enclosure:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUCATI MOTOR HOLDING SPA

Date: May 14th , 2007	By:	/s/ Paolo Poma
Name Paolo Poma
Title Director, Investor Relations

Ducati announces intention to delist from NYSE and to terminate registration of its shares and ADSs under the Exchange Act.

Bologna, May 14, 2007 - Ducati Motor Holding S.p.A. (Borsa Italiana: DMH; NYSE: DMH). The Board of Directors of Ducati Motor Holding S.p.A. today authorized the withdrawal of the listing and registration of the Company’s American Depositary Shares (“ADSs”) with the New York Stock Exchange (“NYSE”), and resolved to terminate its registration and reporting obligations under the Securities Exchange Act of 1934 (the “Exchange Act”).

On May 14, 2007, the Board of Directors of Ducati Motor Holding S.p.A. approved a plan to withdraw the listing and registration of its ADSs with the NYSE, to terminate the registration of its ordinary shares under section 12(g) Exchange Act, and to terminate its reporting obligations under section 13(a) and section 15(d) of the Exchange Act.

In light of the costs associated with maintaining the listing and registration of Ducati’s ordinary shares and ADSs with the NYSE and the Securities and Exchange Commission (the “SEC”), and the sustained low trading volumes of these securities in the United States, the Board decided to take advantage of recent amendments by the SEC to the requirements foreign private issuers must meet in order to terminate the registration of a class of equity securities under section 12(g) of the Exchange Act and the duty to file reports required thereunder.

Ducati will concurrently submit written notice to the NYSE of its intention to delist its ADSs and expects to file Form 25 and Form 15F with the SEC on or about June 4, 2007. Ducati expects that the delisting will become effective 10 days after the filing of Form 25 and the deregistration will become effective 90 days after the filing of Form 15F.

Ducati has not arranged for listing and/or registration of its ordinary shares and ADSs on any other U.S. national securities exchange or for quotation of these securities in any quotation medium (as defined in Rule 15c2-11 under the Exchange Act). Ducati’s ordinary shares will remain listed on the Mercato Telematico Azionario, the automated screen-based trading system managed by Borsa Italiana S.p.A. (the “Italian Stock Exchange”), which is located in Italy. The Italian Stock Exchange constitutes the primary trading market for Ducati’s ordinary shares.

The delisting and deregistration do not affect Ducati’s business strategy in the United States nor its commitment to high standards of corporate governance and financial reporting. The company will continue to make English translations of its annuals reports, financial statements and other press releases available at its Website: www.ducati.com.

Founded in 1926, Ducati builds racing-inspired motorcycles characterized by unique engine features, innovative design, advanced engineering and overall technical excellence. The Company produces motorcycles in seven market segments which vary in their technical and design features and intended customers: Superbike, Supersport, Monster, Sport Touring, Multistrada SportClassic and the new Hypermotard. The Company’s motorcycles are sold in more than 60 countries worldwide, with a primary focus in the Western European, Japan and North American markets. Ducati has won fourteen of the last sixteen World Superbike Championship titles and more individual victories than the competition put together. Since 2003 Ducati has also been taking part in the MotoGP World Championship. For more information about the Company, please visit our web site at http://www.ducati.com

This press release contains statements that are forward-looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.

For further information, please contact:

Paolo Poma
Director Investor Relations
Ducati Motor Holding S.p.A.
Via Cavalieri Ducati, 3
Bologna 40132, Italy
e-mail: paolo.poma@ducati.com
Main Tel: +39 051 6413111
Direct Tel: +39 051 6413213